UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022

Commission File Number 001-40301

Infobird Co., Ltd

(Translation of registrant’s name into English)

Room 12A06, Block A, Boya International Center, Building 2, No. 1 Courtyard, Lize Zhongyi Road
Chaoyang District, Beijing, China 100102

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR

Infobird Co., Ltd (Nasdaq: IFBD) (“Infobird” or the “Company”), a software-as-a-service provider of innovative AI-powered, or artificial intelligence enabled, customer engagement solutions, announced today it has executed a convertible note purchase agreement dated November 25, 2022 (the “Purchase Agreements”) with an investor under which the investor may subscribe at eighty percentage of the face value up to US$12.5 million in aggregate principal amount of the Company’s two-year convertible notes (the “Notes”). The investor is a non-U.S. person, and the transaction is an offshore transaction exempt from registration with the U.S. SEC under Regulation S of the United States Securities Act of 1933, as amended (the “Securities Act”). Closing of the issuance of the Notes is expected to be before December 31, 2022 and is subject to the increase in the Company’s authorized share capital and customary closing conditions. The Company expects to use the proceeds from issuance of the Notes for general corporate and working capital purposes and potential acquisition or investment.

In connection with the Notes issuance, the Company has granted the investor a demand registration right pursuant to which the investor may request the Company to file a registration statement with the Securities Exchange Commission after the closing of the Notes issuance covering the resale of the ordinary shares deliverable upon the conversion of the Notes.

Overview of the Notes

The Notes will be convertible at the conversion price, at the option of a holder, into the Company’s ordinary shares. The conversion price per ordinary shares is equivalent to 70% of the lowest closing price of last five trading days immediately prior to the date of the conversion notice, subject to a floor price of US$0.5. A holder may convert its Notes at any time after the issue date and prior to the maturity date, provided that it may not transfer such conversion shares except pursuant to an effective registration statement covering the resale of such shares, or pursuant to an exemption from the registration requirement under the Securities Act. A holder may require the Company to redeem its Note at the specified trigger event repurchase price, which includes a premium, upon the occurrence of certain fundamental transactions. The Company has the right to prepay the outstanding balance of the Note, in part or in full, at 115% of the outstanding amount being prepaid so long as it has not received a conversion notice from the holder and an event of default has not occurred. The Notes bears interest of 10% per annum payable on each anniversary of the issuance date and final repayment date.

The Notes and the ordinary shares deliverable upon conversion of the Notes have not been registered under the Securities Act or any state securities laws and are subject to restrictions on transferability and resale. They may not be transferred or resold absent registration or an applicable exemption from registration as permitted under the Securities Act and other applicable securities laws.

This document shall not constitute an offer to sell or a solicitation of an offer to purchase any securities, nor shall there be a sale of the securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 25, 2022

INFOBIRD CO., LTD

By:
Name: Yimin Wu
Title: Chief Executive Officer and Chairman of the Board